Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

Certificate of Amalgamation

Certificat de fusion

Business Corporations Act

Loi sur les sociétés par actions

ALAMOS GOLD INC.

Corporation Name / Dénomination sociale

1001102575

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

January 01, 2025 / 01 janvier 2025

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amalgamation is not complete without the Articles of Amalgamation

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Le certificat de fusion n'est pas complet s'il ne contient pas les statuts de fusion

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025

Ontario

Ministry of Public and
Business Service Delivery

Articles of Amalgamation

Business Corporations Act

1. Amalgamated Corporation Name
ALAMOS GOLD INC.

2. Registered Office Address
181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3, Canada

3. Number of Directors

Minimum/Maximum	Min 3 / Max 12

4. The director(s) is/are:

Full Name	ELAINE ELLINGHAM
Resident Canadian	Yes
Address for Service	181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada
Full Name	DAVID FLECK
Resident Canadian	Yes
Address for Service	181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada
Full Name	SERAFINO TONY GIARDINI
Resident Canadian	Yes
Address for Service	181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada
Full Name	DAVID GOWER
Resident Canadian	Yes
Address for Service	181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery

Page 1 of 6

BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025

Full Name CLAIRE KENNEDY
Resident Canadian Yes
Address for Service 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Full Name JOHN A. MCCLUSKEY
Resident Canadian Yes
Address for Service 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Full Name MONIQUE MERCIER
Resident Canadian Yes
Address for Service 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Full Name JOHN ROBERT PRICHARD
Resident Canadian Yes
Address for Service 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Full Name SHAUN USMAR
Resident Canadian Yes
Address for Service 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

5. Method of Amalgamation

B. Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries.

The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

The Name, OCN, and Date of Adoption/Approval for each amalgamating corporation are as follows:

Corporation Name	OCN	Date of Adoption/Approval
ALAMOS GOLD INC.	1001021513	December 31, 2024
ARGONAUT GOLD INC.	1001096609	December 31, 2024

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation.

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar, Ministry of Public and Business Service Delivery

Page 2 of 6

None. 7. The classes and any maximum number of shares that the corporation is authorized to issue: An unlimited number of Class A Common Shares. 8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": 1.1 Voting Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting. 1.2 Dividends Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine. 1.3 Liquidation In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco. 9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": N/A 10. Other provisions: BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025 The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 3 of 6

None. The articles have been properly executed by the required person(s). BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025 The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 4 of 6

Supporting Document - Schedule “A” Statement of a director or officer of each of the amalgamating corporations completed as required under subsection 178(2) of the Business Corporations Act. BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025 The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 5 of 6

Supporting Document - Schedule “B” The directors’ resolutions of each amalgamating corporation as required under section 177 of the Business Corporations Act BCA - Articles of Amalgamation - ALAMOS GOLD INC. - OCN:1001102575 - January 01, 2025 The endorsed Articles of Amalgamation are not complete without the Certificate of Amalgamation. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 6 of 6

Ministère des Services au public et aux entreprises Statuts de fusion Loi sur les sociétés par actions 1. Dénomination de la société issue de la fusion ALAMOS GOLD INC. 2. Adresse du siège social 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3, Canada 3. Nombre d’administrateurs Minimum ou maximum Min. 3 / Max. 12 4. L’administrateur est/Les administrateurs sont: Nom complet ELAINE ELLINGHAM Résident canadien Oui Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada Nom complet DAVID FLECK Résident canadien Oui Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada Nom complet SERAFINO TONY GIARDINI Résident canadien Oui Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada Nom complet DAVID GOWER Résident canadien Oui Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025 Les statuts de fusion à l’égard desquels une inscription a été produite sont incomplets sans le certificat de fusion. Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises. Directeur ou registrateur, ministère des Services au public et aux entreprises Page 1 de 6

BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025

Nom complet CLAIRE KENNEDY
Résident canadien Oui
Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Nom complet JOHN A. MCCLUSKEY
Résident canadien Oui
Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Nom complet MONIQUE MERCIER
Résident canadien Oui
Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Nom complet JOHN ROBERT PRICHARD
Résident canadien Oui
Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

Nom complet SHAUN USMAR
Résident canadien Oui
Adresse aux fins de signification 181 Bay Street, Suite 3910, Toronto, Ontario, M5J2T3, Canada

5. Méthode de fusion

B. Fusion d'une corporation de portefeuille avec une ou plusieurs de ses filiales ou fusion de filiales.

La fusion a été dûment approuvée par les administrateurs de chacune des sociétés qui fusionnent, comme l'exige le paragraphe 177 de la Loi sur les sociétés par actions à la date indiquée ci-dessous.

Dénomination et numéro de société de l'Ontario de chaque société qui fusionne et date d'adoption ou d'approbation par chaque société:

Dénomination sociale	NSO	Date d'adoption ou d'approbation
ALAMOS GOLD INC.	1001021513	31 décembre 2024
ARGONAUT GOLD INC.	1001096609	31 décembre 2024

6. Restrictions, le cas échéant, liées aux activités ou aux pouvoirs que peut exercer la société : S'il n'y en a aucune, inscrire « Aucune » :

Les statuts de fusion à l'égard desquels une inscription a été produite sont incomplets sans le certificat de fusion.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises

Page 2 de 6

None. 7. Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre: An unlimited number of Class A Common Shares. 8. Droits, privilèges, restrictions et conditions, le cas échéant, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peuvent être émises en série : S’il n’y a qu’un seul type d’actions, inscrire « Ne s’applique pas ». 1.1 Voting Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting. 1.2 Dividends Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine. 1.3 Liquidation In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco. 9. Restrictions, le cas échéant, concernant l’émission, le transfert ou la propriété d’actions : S’il n’y en a aucune, inscrire « Aucune » : N/A 10. Autres dispositions: BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025 Les statuts de fusion à l’égard desquels une inscription a été produite sont incomplets sans le certificat de fusion. Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises. Directeur ou registrateur, ministère des Services au public et aux entreprises Page 3 de 6

BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025

None.

Les statuts ont été correctement signés par les personnes autorisées.

Les statuts de fusion à l'égard desquels une inscription a été produite sont incomplets sans le certificat de fusion.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises

Page 4 de 6

BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025

Document à l'appui – Appendice « A »

Déclaration d'un administrateur ou d'un dirigeant de chaque société qui fusionne, comme l'exige le paragraphe 178(2) de la Loi sur les sociétés par actions.

Les statuts de fusion à l'égard desquels une inscription a été produite sont incomplets sans le certificat de fusion.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises

Page 5 de 6

BCA - Statuts de fusion - ALAMOS GOLD INC. - NSO:1001102575 - 01 janvier 2025

Document à l'appui – Appendice « B »

Résolution des administrateurs pour chaque société qui fusionne, comme l'exige l'article 177 de la Loi sur les sociétés par actions

Les statuts de fusion à l'égard desquels une inscription a été produite sont incomplets sans le certificat de fusion.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises

Page 6 de 6

SCHEDULE “A” STATEMENT OF A DIRECTOR OR OFFICER OF ALAMOS GOLD INC. AND ARGONAUT GOLD INC. PURSUANT TO SUBSECTION 178(2) OF THE BUSINESS CORPORATIONS ACT (ONTARIO) I, John McCluskey, am a director of each of Alamos Gold Inc. and Argonaut Gold Inc. (the “Amalgamating Corporations”), the amalgamating corporations listed in the Articles of Amalgamation to which this statement is attached. Having conducted such examinations of the books and records of the Amalgamating Corporations and having made such inquiries and investigations as are necessary to enable me to make this statement, I hereby state that there are reasonable grounds for believing that: (a) each of the Amalgamating Corporations is and the amalgamated corporation will be able to pay its liabilities as they become due; (b) the realizable value of the amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and (c) no creditor will be prejudiced by the amalgamation. DATED this 31st day of December, 2024. [Remainder of Page Intentionally Blank]

Dated as of the date first written above. John A. McCluskey /s/ "John A. McCluskey"

RESOLUTIONS OF THE DIRECTORS OF ALAMOS GOLD INC. Vertical Short Form Amalgamation WHEREAS the Corporation has been amalgamated under the laws of Ontario by certificate of amalgamation dated September 30, 2024; AND WHEREAS it is desirable that the Corporation amalgamate (the “Amalgamation”) with Argonaut Gold Inc. (the “Subsidiary”); AND WHEREAS all of the issued shares of the Subsidiary are held by the Corporation; NOW THEREFORE BE IT RESOLVED THAT: Vertical Short Form Amalgamation 1. the amalgamation of the Corporation with the Subsidiary is hereby approved; 2. the by-laws of the amalgamated corporation shall be the by-laws of the Corporation, until amended or repealed; (a) the shares of the Subsidiary shall be cancelled without any repayment of capital in respect thereof; (b) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of the Corporation; and (c) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; General 3. Any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, deliver and/or file any document, agreement or instrument and to do all such acts and things as such person may, in their sole discretion, determine to be necessary, useful or desirable to give effect to the foregoing resolutions, such determination to be conclusively evidenced by the execution, delivery and/or filing of any such document, agreement or instrument or the doing of any such act or thing. 4. These resolutions may be signed by the directors of the Company in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall We, the undersigned, being all of the Directors (the “Board”) of Alamos Gold Inc. (“Alamos” or the “Corporation”), do hereby consent to and adopt in writing the following resolutions in accorda nce with Section 129(1) of the Business Corporations Act, RSO 1990, effective as of the 31st day of December, 2024.

constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the effective date first set forth above. The reproduction of signatures by electronic communication or facsimile shall be treated as effective as if originals. [Remainder of Page Intentionally Blank]

[Signature Page – Resolutions of Alamos] The foregoing resolutions are hereby signed by all the directors of the Corporation pursuant to the Business Corporations Act (Ontario) as of the date first written above. John A. McCluskey David Fleck Serafino Tony Giardini David Gower Monique Mercier John Robert S. Prichard Shaun Usmar Elaine Ellingham /s/ "John A. McCluskey" /s/ "Elaine Ellingham" /s/ "David Fleck" /s/ "David Gower" /s/ "Serafino Tony Giardini" /s/ "Claire Kennedy" /s/ "Monique Mercier" /s/ "John Robert S. Prichard" /s/ "Shaun Usmar" Claire Kennedy

RESOLUTION OF THE BOARD OF DIRECTORS OF ARGONAUT GOLD INC. (the “Corporation”) December 31, 2024 Vertical Short Form Amalgamation WHEREAS the Corporation has been amalgamated under the laws of Ontario by certificate of amalgamation dated December 31, 2024; AND WHEREAS it is desirable that the Corporation amalgamate with Alamos Gold Inc. (“Parentco”); AND WHEREAS the Corporation is a wholly-owned subsidiary corporation of Parentco.; NOW THEREFORE BE IT RESOLVED THAT: 1. The amalgamation of the Corporation with Parentco is hereby approved. 2. The by-laws of the amalgamated corporation shall be the by-laws of Parentco, until amended or repealed. 3. (a) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof; (b) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of Parentco; and (c) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation. 4. Any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, deliver and/or file any document, agreement or instrument and to do all such acts and things as such person may, in their sole discretion, determine to be necessary, useful or desirable to give effect to the foregoing resolutions, such determination to be conclusively evidenced by the execution, delivery and/or filing of any such document, agreement or instrument or the doing of any such act or thing. [Remainder of Page Intentionally Blank]

The foregoing resolutions are hereby signed by all the directors of the Corporation pursuant to the Business Corporations Act (Ontario) as of the date first written above. JOHN MCCLUSKEY GREGORY FISHER LUC GUIMOND /s/ "John A. McCluskey" /s/ "Gregory Fisher" /s/ "Luc Guimond"